

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

September 25, 2007

Mr. Joel Horowitz
Chief Executive Officer
Global Brands Acquisition Corp.
11 West 42nd Street, 21st Floor
New York, NY 10036

> **Re:** **Global Brands Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-145684**
> **Filed August 24, 2007**

Dear Mr. Horowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In an appropriate section, clarify the reference to the "branded consumer sector."

2. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

3. Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

4.   In responding to the foregoing, we note your disclosure on page 18 that you "determined the size of the offering based on [y]our estimate of the capital required to facilitate [y]our combination with one or more viable target[s] …" Please explain your definition of a "stand-alone public entity" and explain the analysis you use to assess whether a company could be viable as a stand-alone public company.

5.   We note that JLJ Partners, LLC ("the LLC") will purchase your warrants, and currently owns a substantial portion of your common stock. We also note disclosure indicating that the LLC is beneficially owned by your management. Please revise to include:

   a. The number of investors in the LLC;

   b. A statement indicating whether the LLC investors are accredited;

   c. A statement clarifying whether the LLC has other investments or was created for the purposes of investing in the SPAC;

   d. A discussion of the steps taken to determine that these entities have the financial wherewithal to fulfill their purchase obligations; and,

   e. A statement indicating whether the LLC, or its investors may dispose of, dilute, or otherwise transfer the risk of ownership in the LLC or SPAC during the escrow period.

      If the LLC is wholly owned by your management, please revise to indicate in lieu of a response to a-c. In addition, please advise us of the foregoing items a-d with respect to Sportswear Holdings Limited and indicate its current capitalization.

6.   Please revise to disclose whether any current member of your board or management team is currently, or has been, associated with other special purpose acquisition companies or other entities with business plans similar to yours.

7.   We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases – including any factors relating to the anticipated approval or disapproval of the business combination.

Summary

8.   Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Your current summary is almost 18 pages in length and portions appear to have been copied verbatim from elsewhere in your document. In several instances your paragraphs run to almost a page in length. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

9.   Starting on page one, the company presents biographic summaries of its management which appear to be more appropriate as Item 401 disclosure than Summary disclosure. We also note that this information is repeated in the Proposed Business section. Please revise to:

   a.   Shorten the summary and eliminate duplicative disclosure;

   b.   Ensure that this disclosure is not unduly promotional and is balanced. For example, we note your reference to an 800% increase in sales at Michael Kors but you do not indicate the absolute sales increase or the time period the increase occurred over. In addition, it is unclear as to how this information is relevant to your company. Please remove promotional disclosure both here and in the business section; and,

   c.   Include a statement that management's past successes are not necessarily indicative of future success, especially given the unique SPAC structure.

10.   You disclose, here and elsewhere, substantial information about your "management's track record of successfully investing in and operating companies." However, as your business model is more transactional in nature, a discussion of the deals management has been involved in, including their experience sourcing deals, conducting due diligence, and negotiating terms, would appear to be more relevant. Please revise your disclosure accordingly. This comment is subject to our immediate prior comment regarding balance.

11.   Your disclosure on page 8 indicates that the founders' warrants, and not merely the shares underlying the warrants, will be subject to registration rights. However, these warrants are only exercisable if your common stock exceeds $14.25 for a specified period and are thus different from your public warrants. As an initial matter, please clarify whether the exercise restriction will be a term of the warrant or is specific to your founders' ownership. Also, please confirm the steps that the company will take to avoid confusion in the marketplace with respect to its warrants, which appear to have different terms, but similar names.

12.   We note that your offering provides for a $25 million co-investment to be made by JLJ Partners and Sportswear Holdings Limited concurrent with the consummation of your initial business combination. We further note that the control persons of these entities will play a major role in searching for a target. Given these facts, please revise the disclosure in all appropriate sections to:

   a.   Discuss how the co-investors were capitalized for purposes of making these purchases, including a statement of whether they currently have funds available to satisfy this obligation; and

   b.   Discuss the purpose of the co-investment.

13.   We note reference throughout to your "founders" and "management team." Please revise to clarify the difference between these two groups.

14.   On page 8 you state that "[t]he securities will be released from escrow earlier than as described above if the over-allotment option is not exercised in full or in part …" Please clarify the meaning of this statement and confirm, if true, that the only securities being released from escrow prior to your initial business combination would be cancelled in connection with your over allotment option.

15.   Please clarify the "certain exceptions" referred to on page 8 with respect to the sale and transfer restrictions on the founders' securities.

16.   Please revise to indicate, if true, that the amount of reimbursements sought by your management is unlimited.

17.   Please clarify the terms of the right of refusal. For example, would this require presenting suitable business opportunities that were known by these individuals prior to the completion of the IPO? We may have further comment.

18.   Please revise to clarify your page 14 statement that "[t]he approval of the proposal to amend our amended and restated certificate of incorporation to provide for our perpetual existence would require the affirmative vote of a majority of our outstanding shares …" In addition, please clarify whether this provision can be modified other than in connection with your initial business combination. We may have further comment.

19.   Please revise your page 18 disclosure to indicate your estimated costs of liquidation and clarify who will pay these costs of you do not have sufficient funds outside the trust at that time.

Risk Factors, page 22

20.   Please clarify the reference to "as a result of specific factors" on page 22.

21.   Please revise your third risk factor to disclose the amount initially being placed in trust in aggregate, and on a per share basis.

22.   Please revise your page 23 risk factor to clearly disclose the number of competitors, instead of leaving such information blank.

23.   Please add a risk factor to indicate that, because your directors have a lower cost basis in their investment, it allows them to profit from a deal even though the deal might be unprofitable for the public shareholders.

24.   It appears from the disclosure on page 27 that you may enter into an initial business combination with an entity that is affiliated with your officers, directors or founders. Add a separate risk factor. Clearly name all affiliated companies. Provide clear disclosure throughout the prospectus. We may have further comment.

25.   Clarify in the second risk factor on page 29 those members of management that may remain following a business combination.

26.   Please clarify the text of your page 29 risk factor "Our officers and directors may in the future …" to improve its readability.

27.   We note your disclosure in the risk factors that you may require converting shareholders to tender their shares prior to the consummation of your business combination. We note that the company has risk factor disclosure addressing the possibility that they will require shareholders to tender their shares in connection with the shareholder vote to approve a business combination and conversion process. Please revise, here and elsewhere, to provide additional discussion about this possibility. In issuing the following comments, please know that we are

particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

    a. Please provide clear disclosure in the Summary and Business sections regarding the additional steps that must be taken to elect conversion. Currently the discussion is difficult to follow. Your revised disclosure should clarify the steps required for holders in "street name" to exercise their conversion rights.

    b. Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversion will occur. In this regard, clearly disclose the risks to shareholders.

    c. Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. In this regard, clarify whether the $35 fee charged by the transfer agent is per share or per transaction. Also, include a statement indicating that this fee, to the extent it is passed through, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

    d. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

28. Please revise your page 33 risk factor "Because of our limited resources …" to improve the clarity of the disclosure. In this regard, the latter portion of this risk factor appears to have been pasted from other portions of your document and is generally difficult to follow.

Mr. Joel Horowitz
Global Brands Acquisition Corp.
September 25, 2007
p. 7

29.   Revise to indicate, if true, that funds may not be released from the trust account other than as described in your Form S-1.

Proposed Business, page 50

30.   Revise to indicate whether any of your founders currently are, or have been in the past five years, affiliated with any blank-check company or other organization with a business plan similar to yours.

31.   We note your statement on page 52 that you "do not anticipate consummating an initial business combination with any entity that [y]our management has had discussions with regarding a possible business combination through their other business activities or with an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or affiliate thereof) that is affiliated with [y]our management team." In this regard your reference to "anticipate" is confusing. Please revise to clarify, and expand on this statement. In addition, clearly disclose:

        a. Please clarify whether the company will or may invest alongside other blank check companies or private equity firms in pursuing a target business – including firms with which your founders are affiliated;

        b. Please indicate whether you will or may acquire or invest in any company which is or was a portfolio company, subsidiary, etc., of an entity with which your board/management is or was affiliated; and

        c. Please disclose whether you may invest alongside any affiliated entity in pursuing a target.

32.   Please revise your page 57 disclosure to indicate how long it takes DTC to process and deliver shares to you once a shareholder has made a request. Also, revise to indicate how long physical delivery of the shares would take. Finally, indicate the factors management would consider in requiring one method over the other.

Management, page 67

33.   Please revise to clarify whether Mr. Horowitz is still on the board of directors of
        Tommy Hilfiger Corporation and in an appropriate section indicate whether they
        will or may be a competitor of yours in the search for an acquisition candidate.
        Also, clarify if Mr. Horowitz has any ties to Apax Partners or any other private
        equity firm.

34.   In an appropriate section, revise to disclose whether Sportswear Holdings Limited
        currently has any portfolio companies which would fall within the branded
        consumer sector. Similar disclosure should be provided for any other private
        equity or investment banking firm listed in your officers and directors
        biographies.

35.   On page 69, under Executive Officers and Director Compensation, you state it is
        unlikely that you will know the amount of compensation to be paid to your
        officers and directors following your business combination as it will be up to the
        directors of the combined company to determine this. Please revise to indicate
        whether your existing management will actively refrain from seeking any
        employment with the combined company until after the transaction, and indicate
        whether you are permitted to address compensation issues relative to your
        existing management prior to the consummation of the transaction.

Conflicts of Interest, page 71

36.   Please revise to discuss the role, if any, your founders currently anticipates having
        with the company following the combination. In this regard, some discussion of
        their preferences and intentions is warranted.

37.   We note your disclosure, here and in the risk factors, that management has
        fiduciary duties to other companies which may present conflicts of interest with
        regard to the presentation of corporate opportunities. We believe that further
        disclosure is warranted. Accordingly, please disclose, preferably in tabular
        format:

        a. A list of management affiliated entities for which a conflict is reasonably
            likely, including the officer or director whose affiliated entity presents the
            conflict issue;

        b. A statement as to how such a conflict will be resolved (i.e., which entity
            will have priority, how long will that entity have to decide to pursue an
            opportunity);

        c. The procedures that the company will follow for resolving conflicts of interest, including a statement regarding whether you will file a Form 8-K under Item 5.05 to cover any waiver of the right of first refusal agreement or your existing disclosure on this issue;

d. The terms of the right of first refusal agreement referenced in your disclosure; also, please file this agreement as an exhibit.

38. Please clarify the practical meaning of your disclosure that your officers must present to you, "prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under the Delaware law, subject to any pre-existing fiduciary or contractual obligations …"

Principal Stockholders, page 74

39. On page 75 you disclose that your existing shareholders may transfer their shares during the escrow period "by private sales with respect to up to one third of the founders' units … at prices no greater than the prices at which the shares were originally purchased …" Please revise to clarify the reason for allowing management to engage in sales in this circumstance, and address whether such sales would be made to consultants, employees, etc., in lieu of having the company pay compensation directly. In this regard, please clarify whether this provision is designed to be compensatory.

Description of Securities, page 80

40. On page 84 you state that investors should review a copy of the warrant agreement for a complete description of the terms and conditions of the warrants. Please revise to indicate that you have disclosed all of the material provisions of the warrants in your Form S-1.

41. We note that your founders', and sponsors', securities are subject to escrow agreements which restrict the transfer or sale of the securities "except in certain limited circumstances." Please revise to indicate:

a. That you have described all of the circumstances in which transfers or sale would be permitted;

b. Who is the counterparty to the agreement, and where the securities will be escrowed;

c. Who is responsible for enforcing the agreement; and,

d. Whether the escrow may be waived and under what circumstances.

Underwriting, page 96

42.   Your disclosure on page 96 indicates that "[i]f all of the units are not sold at the initial offering price, the representatives may change the offering price and the other selling terms." Please advise us how this statement is consistent with the balance of your Form S-1 disclosure.

Financial Statements

General

43.   Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements

Note D– Related Party Transactions, page F-11

44.   Considering the private placement warrants will be sold to JLJ Partners, an entity beneficially owned by your officers and Chairman of the Board, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Exhibits

45.   We note that the company has not filed any of its exhibits in connection with its Form S-1. Please understand that we review, and frequently comment upon, these exhibits. Consequently, we request that you file these exhibits as early in this process as possible to facilitate this review.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller, Esq.

Fax: (212) 818-8881